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                           September 20, 2022

       Elvira Baracuhy Cavalcanti Presta
       Chief Financial Officer
       Brazilian Electric Power Company
       Rua da Quitanda, 196 - 24th floor
       Centro, CEP 20091-005
       Rio de Janeiro, RJ, Brazil

                                                        Re: Brazilian Electric
Power Company
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed May 6, 2022
                                                            File No. 001-34129

       Dear Ms. Presta:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Consolidated Financial Statements
       Report of Independent Registered Public Accounting Firm, page F-2

   1. Please amend your filing to include an audit report from your auditor that covers the financial statements
for the year ended December 31, 2019. Refer to Item 8.A.3 of Form
                                                        20-F.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Elvira Baracuhy Cavalcanti Presta
Brazilian Electric Power Company
September 20, 2022
Page 2

      You may contact Joanna Lam at 202-551-3476 or Myra Moosariparambil at 202-551-
3796 with any questions.



FirstName LastNameElvira Baracuhy Cavalcanti Presta   Sincerely,
Comapany NameBrazilian Electric Power Company
                                                      Division of Corporation
Finance
September 20, 2022 Page 2                             Office of Energy &
Transportation
FirstName LastName